APPLICATION OF NORAM ENERGY CORP.
                    FOR AN ORDER OF EXEMPTION
             PURSUANT TO SECTIONS 3(a) AND 3(b) OF THE
            PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



INTRODUCTION

     This  application  (this  "Application")  for  an  Order  of

Exemption  pursuant  to  Sections 3(a)  and 3(b)  of  the  Public

Utility Holding Company Act  of 1935 (the "Act") is  submitted by

NorAm  Energy  Corp. ("NorAm")  to  the  Securities and  Exchange

Commission (the  "Commission") in  response  to the  Commission's request for additional information and a consolidated application regarding NorAm's  proposed activities in Latin  America pursuant to  the Commission's letter dated February 13, 1996 from James W.

Moeller to NorAm's counsel, Karen J. Doswell, Esq. at Jones, Day,

Reavis & Pogue attached hereto  as Exhibit 2.  Accordingly, NorAm hereby withdraws  the Application  of NorAm  Energy Corp.  for an

Order of Exemption pursuant to Section 3(b) of the Public Utility

Holding  Company Act filed with the Commission on August 14, 1995 regarding  proposed investments  in Colombia  and Mexico  and the

Application  of NorAm  Energy  Corp. for  an  Order of  Exemption

pursuant to  Section 3(b) of  the Public Utility  Holding Company

Act  filed with  the Commission  on  November 14,  1995 regarding proposed investments throughout Latin America.  This consolidated

Application is submitted  with respect to  all of NorAm's  future investments in natural gas distribution systems in Latin America.


                                APPLICATION FOR ORDER OF EXEMPTION
                - 1-              NorAm / Consolidated Application


     NorAm seeks  an unqualified  order of exemption  pursuant to

Section 3(a) of  the Act  for its wholly-owned  subsidiaries (the

"Subsidiary  Corporations")  which  NorAm  expects will  bid,  in conjunction  with  local  entities,  for  concessions granted  by various Latin  American governmental authorities  to establish or develop existing  local  gas  distribution  systems  or  purchase

ownership  interests   in  various   natural  gas  pipeline   and

distribution  projects  throughout  Latin  America   (the  "Latin

American   Projects").     While  NorAm   anticipates  that   its

participation in each of the Latin American Projects through  one or more of  its Subsidiary Corporations may  be in any aspect  of the  natural  gas business  in  which  NorAm currently  operates,

including  transmission,  distribution, marketing,  gathering and processing,  none of  the Subsidiary  Corporations  will purchase more than  a  50%  interest in  any  one of  the  Latin  American

Projects, nor will any  of the Subsidiary Corporations  invest in any entity which has utility operations in the United States.

     NorAm has  investigated  various concessions  and  has  been involved  in negotiations  with  parties in  Argentina,  Bolivia,

Brazil, Chile, Colombia, Mexico, Peru and Uruguay, and expects to participate in  Latin American Projects throughout Latin America.

NorAm  will participate  in the  Latin American  Projects, either

alone  or in conjunction  with various partners.   NorAm, through

one  or more  Subsidiary  Corporations, will  acquire  a debt  or equity interest in entities established to  hold the interests of


                               APPLICATION FOR ORDER OF EXEMPTION
               - 2 -             NorAm / Consolidated Application


the  parties involved in each of the Latin American Projects (the

"Project   Entities").     In  no   event  will   any  Subsidiary

Corporation's  equity  interest  in  any of  the  Latin  American

Projects exceed  49%, nor will any  Subsidiary Corporation supply more than  49% of the  debt financing  for any one  of the  Latin

American Projects.   No income  from the Latin  American Projects

will be derived, directly or indirectly,  from sources within the

United  States, and none  of the Subsidiary  Corporations nor any

Project  Entity will be a public utility company operating in the

United States.  Accordingly, NorAm seeks an unqualified order  or exemption pursuant to Sections 3(a)  and 3(b) of the Act  for the

Project Entities.

     In order for  NorAm to successfully negotiate with the other parties  involved in any  of the  Latin American  Projects, NorAm must secure an exemption under the Act.  Additionally, NorAm must be  able to assure its potential partners that its involvement in the Latin American  Projects through the Subsidiary  Corporations

is  not  subject to  any contingencies.    Without receipt  of an

unqualified  order of  exemption  pursuant to  this  Application,

NorAm could neither  effectively participate in  the negotiations

nor give  its potential partners  the required  assurances.   The

granting of an  unqualified order of  exemption pursuant to  this

Application will provide NorAm  the opportunity to participate in the Latin American  Projects through the Subsidiary  Corporations

without  hinderance  of  delay  in government  approval.    NorAm


                              APPLICATION FOR ORDER OF EXEMPTION
              - 3 -             NorAm / Consolidated Application


respectfully requests  that the Commission grant  its Application for an order of exemption.



NORAM ENERGY CORP.

     NorAm is a Delaware corporation with its principal places of

business   and   operations   in  Texas,   Louisiana,   Arkansas,

Mississippi, Oklahoma, Missouri (which has no significant utility operations) and Minnesota.  NorAm is not a public utility holding company  as defined  in the Act  because NorAm  does not  hold an ownership interest in a  public utility company nor in  a company that  has an  ownership  interest in  a  public utility  company.

NorAm is principally engaged in the distribution and transmission of natural  gas,  including  gathering,  storage  and  marketing.

NorAm's  distribution business, which  provided approximately 60%

of  NorAm's operating  income in  1994, serves  approximately 2.7 million  customers  in  six  states  with  annual  throughput  of

approximately  524.2 billion cubic  feet ("Bcf").   NorAm is also

engaged in the business of operating (1) two interstate pipelines with total annual throughput  of approximately 878 million MMBtu,

utilizing  principal facilities in a five-state area, (2) natural gas gathering  systems, which  annually gather approximately  230

Bcf  of  gas through  approximately 3,500  miles  of pipe  in the

Anadarko, Arkoma  and Ark-La-Tex supply basins  and (3) a natural

gas  marketing  company  which  provides   gas  supply,  storage,


                               APPLICATION FOR ORDER OF EXEMPTION
               - 4 -             NorAm / Consolidated Application


transportation and  other services,  with annual sales  volume of approximately 318 Bcf.

     NorAm's  two  interstate  pipelines  are  regulated  by  the

Federal Energy  Regulatory Commission as to  the services offered and the maximum rates which may  be charged.  NorAm's natural gas distribution operations are regulated  as to services offered and the  rates which may be  charged by state  utility commissions or similar  agencies in  Louisiana, Arkansas,  Mississippi, Oklahoma and Minnesota  and by  municipalities in Texas,  although certain

aspects  of   service  are   regulated  by  the   Texas  Railroad

Commission.  None of the transactions contemplated herein require the prior  approval of any  of the aforementioned  commissions or agencies.

     Additional  information  related  to  NorAm's  financial and operating  information is  contained in  the periodic  reports of

NorAm filed with the Commission under the Securities Exchange Act of 1934 (File No.1-3751).



STATUS OF GAS NATURAL PROJECT

     On  August  1,  1995,  the Commission  issued  an  order  of exemption  to NorAm pursuant to NorAm's  Application for an Order of  Exemption  Pursuant to  Section 3(b)  of  the Public  Utility

Holding Company Act of  1935 filed with the Commission  on May 5,

1995  with respect  to  its acquisition  of  an interest  in  Gas

Natural, S.A. (the  "Gas Natural Application").   To date,  NorAm


                                APPLICATION FOR ORDER OF EXEMPTION
                - 5 -             NorAm / Consolidated Application


has  not acquired such interest.  Since August 1, 1995, NorAm has anticipated  that EcoPetrol, the  government-owned energy company in  Colombia, would sell  its interest in Gas  Natural.  This has not  yet occurred, although in  February 1996, EcoPetrol did sell

its  40%  interest  in  another  large  energy  company.    NorAm

currently  expects that requests for proposals on the sale of Gas

Natural will be issued in mid-1996 and that bids will  be due two

to three  months thereafter.   NorAm expects  to submit a  bid at

that time, although there  is no guarantee that NorAm's  bid will be selected.

     In accordance  with Rule 24,  NorAm will file  a certificate with the Commission within ten days after the consummation of the transactions contemplated by the Gas Natural Application.



THE LATIN AMERICAN PROJECTS

     Though the details of  the Latin American Projects  have not been finalized,  NorAm's ownership interest in  each, through one or more Subsidiary Corporations, will not exceed 49%.  The amount of  NorAm's  economic  investment  and the  amount  of  ownership acquired  by  any Subsidiary  Corporation  in  any of  the  Latin

American Projects  will be consistent with  NorAm's assessment of the risks  associated with investing in  Latin America including,

political stability,  the volatility of the  currency, advantages

and  disadvantages  of   the  regulatory  framework,  enforcement

measures,  the  effect  of  the  transfer on  the  customers  and


                               APPLICATION FOR ORDER OF EXEMPTION
               - 6 -             NorAm / Consolidated Application


completion of a thorough evaluation of the proposed pipeline  and

distribution  systems.   Based  upon these  factors, the  maximum

amount of money  NorAm expects  to invest in  the Latin  American

Projects, including  amounts allocated for the  acquisition of an ownership interest in Gas Natural, will not  exceed $100 million.

However,  the  exact  amount  of  each  investment  will  not  be determined  until the  due  diligence process  is completed  with respect  to  each  Latin  American  Project  and  the  Subsidiary

Corporations'  ownership interest  in each  is determined.   This

maximum  amount  is approximately  2.7%  of  NorAm's consolidated assets  and approximately 4.5%  of NorAm's  total capitalization,

each as of  December 31, 1995.  NorAm estimates  that none of the

Latin American Projects will effect NorAm's consolidated revenues more  than 4%.  Each of the Subsidiary Corporation's interests in any single Latin American  Project generally will be between  20%

and 40% but will never exceed 49%.  While the exact timing of the investments are based on  several varying factors, NorAm, through one  or more of its  Subsidiary Corporations, plans  to invest in

Latin America over the next five years.

     The Subsidiary Corporations' interests in the Latin American

Projects will be reflected on each of their  financial statements according to  the equity  method of  accounting, except in  those cases in which the ownership  interest is not sufficiently  large to support the equity  method under generally accepted accounting principles ("GAAP").  Under the equity  method of accounting, the


                               APPLICATION FOR ORDER OF EXEMPTION
               - 7 -             NorAm / Consolidated Application


revenues, assets  and liabilities  related to the  Latin American

Projects will  not be  consolidated into  each of  the Subsidiary

Corporation's  financial  statements.    Each of  the  Subsidiary

Corporation's consolidated statement of income will  reflect only that Subsidiary Corporation's indirect percentage interest in the net  income or net loss derived from the Latin American Projects.

Any  net  loss will  be limited  to the  Subsidiary Corporation's

total  investment.     Each   of  the   Subsidiary  Corporation's

consolidated balance sheets will reflect  only the amount of that

Subsidiary  Corporation's  investment   in  the  Latin   American

Projects,  increased  by  its  percentage  interest  in  retained earnings  related to the Latin American  Projects or decreased by its  percentage interest in any  net losses related  to the Latin

American  Projects.  In cases where the ownership interest is too small to support application  of the equity method of  accounting under  GAAP, the investment will  be carried at  cost with income recognized only upon distribution.

     NorAm's expertise  in  the gas  business will  significantly contribute to the success of the Latin American Projects.  NorAm,

through  the  Subsidiary Corporations,  will  participate in  the provision of  quality service to customers  and provide technical and management services throughout Latin America.





                              APPLICATION FOR ORDER OF EXEMPTION
              - 8 -             NorAm / Consolidated Application


LEGAL ANALYSIS UNDER SECTIONS 3(a) AND 3(b) OF THE ACT

     Presently, NorAm is not a  public utility holding company as defined under the  Act since it does not own  or control a public

utility  company.      However,  the   Latin  American   Projects

contemplate  NorAm's  partial  ownership,  through  one  or  more

Subsidiary  Corporations,  of a  Project  Entity  which would  be considered a public utility holding company  as defined under the

Act.  Any company which directly or indirectly owns, controls, or holds with power to vote, 10% or more of the voting securities of a public  utility company  or of  a company  which  is a  holding

company, is considered a  holding company, under the Act.   Based

upon   the   proposed   transactions,   NorAm,   the   Subsidiary

Corporations and  the Project Entities will  be holding companies with  respect to  the  Latin American  public utility  companies.

NorAm requests  an exemption for the  Subsidiary Corporations and the Project Entities  pursuant to Section 3(a)  of the Act  which provides that the Commission:

     "shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this chapter, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if - . . . (5) such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company."

     None of  the Subsidiary Corporations and none of the Project

Entities are companies the principal business of which within the


                               APPLICATION FOR ORDER OF EXEMPTION
               - 9-              NorAm / Consolidated Application


United  States is that of a public  utility company.  Each of the

Subsidiary  Corporations  is  a  newly-formed  corporation formed solely for  the purpose of  maintaining an ownership  interest in the Latin American Projects.  None of the Subsidiary Corporations

will be  a public utility  company as  defined in the  Act.   The

Subsidiary Corporations will  derive their income  from ownership in one or more of the Project Entities, all of which will operate

solely outside  of the United States.   All of the  income of the

Subsidiary Corporations would be derived from sources outside the

United  States.     The  Project  Entities  will   be  formed  in

conjunction with foreign entities.   None of the Project Entities

will  engage in  any  business within  the  United States.    The

entities  will only  operate  public utility  companies in  Latin

America  and will  derive  all of  their  income from  the  Latin

American  Projects.    An  exemption granted  to  the  Subsidiary

Corporations and to the Project Entities  will not be detrimental

to   the  public  interest  nor  the  interest  of  investors  or

consumers.    Therefore,  the  Subsidiary  Corporations  and  the

Project Entities should be exempt from compliance with the Act.

     The Project  Entities and the Latin  American public utility companies  should also  be  exempt from  compliance with  the Act pursuant to Section 3(b) which provides that the Commission:

     "shall exempt any subsidiary company, as such, of a holding company from any provision or provisions of this chapter, the application of which to such subsidiary company the Commission finds is not necessary in the public interest or for the protection of investors, if such subsidiary company derives no


                          APPLICATION FOR ORDER OF EXEMPTION
            - 10 -          NorAm / Consolidated Application


     material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public-utility company operating in the United States."

     None of the Project  Entities nor any of the  Latin American

public utility  companies will  derive any  of their  income from sources within the United  States.  Further, none of  the Project

Entities and none of the  Latin American public utility companies

will operate  in the United States.   It is not  necessary in the

public  interest or for the protection of the public investors to impose upon the Subsidiary  Corporations, the Project Entities or the Latin  American public utility companies  compliance with the

Act.

     In American  & Foreign Power Co., 6 SEC 396, 403 (1939), and

in  Middle West  of  Canada, Ltd.,  2 SEC  505,  507 (1937),  the

Commission  stated  that  the  purpose of  Section 3(b)  is  that foreign  subsidiary companies  "shall largely  be freed  from the jurisdiction of  this Commission with  respect to  such of  their activities  as  are  essentially  foreign  in  their  nature  and effects."  The activities of the Subsidiary  Corporations and the

Project  Entities will  be  focused  in  Latin  America  and  are exclusively foreign  in nature.  Consequently,  regulation by the

Commission pursuant to the Act is not necessary.



SEC RULES AND REGULATIONS REGARDING THE ACT

     Rule 5 provides for an  exemption of certain foreign holding companies.  Pursuant to Rule 5, any holding company not organized


                               APPLICATION FOR ORDER OF EXEMPTION
             - 11-               NorAm / Consolidated Application


under the  laws of  any state or  the District  of Columbia,  and owning no utility assets located within any state or the District of  Columbia and having no subsidiaries  or affiliates owning any assets so located, shall, subject to the provisions of Rule 6, be exempt  from all the provisions  of the Act  and rules thereunder provided  that such  exemption  shall not  be  applicable to  any acquisition of utility  assets located  within any  state or  the

District of Columbia  or of  any security of  any company  owning such assets or having any subsidiary owning such assets, if, as a result of  such acquisition of securities,  the acquiring company will become an affiliate  of the issuer, except an  issuer within any  class specified in Rule 10(a).  The Project Entities qualify for  exemption pursuant to Rule 5  because all of  the assets and securities acquired by them  or their subsidiaries or affiliates,

if any,  will be outside of  the United States, they  will not be organized under the laws of any state or the District of Columbia and  neither the Project  Entities nor any  of their subsidiaries will  acquire utility  assets  located within  any  state or  the

District of Columbia or  any security of any company  owning such assets.  Rule 6 regarding the  termination of exemptions does not limit the applicability of Rule 5 because the exemption  will not be  detrimental  to  the  public  interest  or  the  interest  of investors or consumers.

     Rule 10  provides  for  an   exemption  for  NorAm  and  the

Subsidiary Corporations.  Rule 10 states that any holding company


                               APPLICATION FOR ORDER OF EXEMPTION
           - 12 -                NorAm / Consolidated Application


shall be exempt from  duties imposed on  it as a holding  company solely  by  reason of  such company  having  as a  subsidiary any company  which is exempted by order pursuant to Section 3(b) from

duties  imposed on  it  as a  subsidiary  company.   Because  the

Project  Entities  are  entitled  to  an  exemption  pursuant  to

Section 3(b), NorAm  and the  Subsidiary  Corporations should  be exempt under Rule 10 because they are holding companies solely by reason  of having the  Project Entities as  subsidiaries.  Rule 6 regarding  the  termination  of  exemptions does  not  limit  the applicability  of  Rule 10  because  the exemption  will  not  be detrimental to the  public interest or the  interest of investors or consumers.

     Rule 11 provides  that any  holding company which  is exempt from Sections 4 and 5(a) of the Act and which is not a subsidiary of any registered holding  company and any individual or  company which is not a holding company  or a subsidiary of any registered holding company shall be  exempt from Section 9(a)(2) of  the Act with  respect to  the  acquisition of  securities  issued by  any public utility  or holding company exempted by  order pursuant to

Section 3(b) or exempted as a holding company from Sections 4 and

5(a) of the Act  by order under subparagraph (5) of  Section 3(a)

or  securities  issued  by any  company  which  does  not own  or operate,  or have a subsidiary which owns or operates any utility assets located in the  United States provided that the  acquiring company  is not an affiliate under Section 2(a)(11)(A) of the Act


                               APPLICATION FOR ORDER OF EXEMPTION
            - 13 -               NorAm / Consolidated Application


of  any company  which owns  or operates,  and has  no subsidiary which  owns or operates, any utility assets located in the United

States.   Under  Rule 11, the  Subsidiary Corporations  should be

exempt from Section  9(a)(2) with respect  to the acquisition  of securities issued by the Project Entities and  the Latin American public  utility companies because the Subsidiary Corporations are

exempt   from  Sections 4  and  5(a)  of  the  Act  and  are  not

subsidiaries  of  any  registered holding  company,  the  Project

Entities  should be exempt by order pursuant to Sections 3(a) and

3(b)  and  the Project  Entities  and the  Latin  American public utility  companies do not own or operate or have any subsidiaries which own or  operate any  utility assets located  in the  United

States.    The Project  Entities  should be  exempt  from Section

9(a)(2) with respect to the  acquisition of securities issued  by the Latin  American public utility companies  because the Project

Entities are exempt  from Sections 4 and 5(a) of the  Act and are not  subsidiaries of  any registered  holding company,  the Latin

American   public  utility  companies   should  be   exempt  from

compliance with the Act as foreign public utility companies,  and the Latin American public utility companies do not own or operate or  have any subsidiaries which own or operate any utility assets

located   in  the   United  States.     Neither   the  Subsidiary

Corporations nor the Project Entities are affiliates  of NorAm as defined under Section 2(a)(11)(A) of the Act.


                               APPLICATION FOR ORDER OF EXEMPTION
       - 14 -                    NorAm / Consolidated Application


     In  accordance with  Rule 24 and upon  the granting  of this

Application, NorAm  will file  a certificate with  the Commission within ten days after the consummation of any of the transactions contemplated in this Application.

     Rule 53,  which addresses  financings by  registered holding companies  in connection  with  the acquisition  of  one or  more exempt  wholesale  generators,  does  not  apply  to  NorAm,  the

Subsidiary  Corporations or the Project Entities.  First, none of these  entities are  registered  holding companies  nor are  they

required  to be registered under  the Act.   Second, the issuance

and sale of  securities will  not be  used to  finance an  exempt wholesale generator or the  guarantee of a security of  an exempt wholesale generator by  a registered holding company.  Third, the

Commission  shall not make  a finding that  securities issued and sold  by these entities are not reasonably adapted to the earning power of the issuing entity or  to the security structure of such entity or  entities in  the same holding  company system  because

(1) the  aggregate investment  by any  of the  entities does  not exceed 50%  of consolidated retained earnings,  (2) the books and

records   and  financial  statements,  which  are  maintained  in

conformity  with GAAP,  or, upon  request, which  variations from

GAAP may  be described and quantified,  will identify investments in  and earnings from  any exempt wholesale  generator or foreign utility company in which that entity directly or indirectly holds an  interest, (3) no more  than 2% of  the employees  of any U.S.


                              APPLICATION FOR ORDER OF EXEMPTION
          - 15 -                NorAm / Consolidated Application


entity  will  render  services,  at  any  one  time,  directly of indirectly,  to exempt  wholesale generators  or foreign  utility companies in which such entity, directly or indirectly,  holds an interest  and (4) no Form U-1  or certificate pursuant to Rule 24 has been filed with the Commission  under Rule 53 and no Form U5S is  required to  be  filed because  no  federal, state  or  local regulator has jurisdiction  over the  retail rates  of the  Latin

American public  utility companies.   Fourth, the  proposed issue

and sale of  a security to  finance the acquisition of  an exempt wholesale generator  will not  have a substantial  adverse impact upon the financial integrity of the entities  nor will it have an adverse  impact on  any  utility subsidiary  of NorAm  or NorAm's customers  or  on the  ability  of state  commissions  to protect

NorAm's subsidiaries or customers.

     NorAm's investment in the  Latin American Projects is slight compared  to  its capitalization  and  such  investment will  not impair the utility functions or the financial condition of NorAm.

NorAm's investment in the Latin American Projects will not exceed approximately 2.7%  of the consolidated  assets and approximately

4.5%  of   the  total  capitalization   of  NorAm,  each   as  of

December 31,  1995.     Consequently,  because  the  contemplated

transaction will  have no material effect  on NorAm's operations,

its consolidated assets or its total capitalization and no United

States investor  in the securities  of NorAm or  its subsidiaries

will  have  a  material  direct  or   indirect  interest  in  the


                               APPLICATION FOR ORDER OF EXEMPTION
         - 16 -                  NorAm / Consolidated Application


Subsidiary Corporations, the Project Entities, the Latin American

public utility companies  or any of the  Latin American Projects,

and the  amount of NorAm's  investment will  not be  significant,

there  is  no  regulatory  purpose in  requiring  the  Subsidiary

Corporations, the  Project Entities or the  Latin American public utility companies to comply with the provisions of the Act.

     NorAm's utility  operations will  continue to be  focused in

Texas, Louisiana, Arkansas, Mississippi, Oklahoma  and Minnesota.

NorAm's profits from  the Latin American Projects  in relation to

its  other  operations will  be  insignificant.   NorAm  does not

expect  to derive  any significant  part of  its income  from the

Latin  American  Projects and  NorAm's  investment  in the  Latin

American   Projects  through  the  Subsidiary  Corporations  will

represent a small fraction of its consolidated assets and equity.

It is  not necessary to  regulate the Subsidiary  Corporations or

the  Project  Entities  in  the  public   interest  nor  for  the

protection  of  investors,  and  no  portion  of  the  Subsidiary

Corporations' or Project Entities'  income is derived directly or

indirectly  from sources  within the  United States.   Therefore,

this Application  for an unqualified order  of exemption pursuant to  Sections 3(a)  and 3(b)  of the  Act and  Rules 5, 10  and 11

should be granted.






                               APPLICATION FOR ORDER OF EXEMPTION
         - 17 -                  NorAm / Consolidated Application



                              NORAM ENERGY CORP.



                              By:
                                   Jackson W. Ellis, III
                                   Vice  President and  Corporate
                                   Controller

Date:  March 6, 1996



















                                 APPLICATION FOR ORDER OF EXEMPTION
           - 18 -                  NorAm / Consolidated Application

                            Exhibit 1

                     PROPOSED FORM OF NOTICE

NORAM ENERGY CORP. (________________)

     NorAm Energy Corp., a Delaware corporation,  ("NorAm"), 1600

Smith, 11th floor, Houston, Texas 77002, has filed an application for  an  order  seeking an  exemption  under  the  Public Utility

Holding  Company Act of 1935  (the "Act") in  connection with its proposed participation  in the  establishment and  development of natural gas  pipeline and  distribution systems in  Latin America

(the "Latin American Projects").

     NorAm  is  engaged  in  the  business  of  distributing  and transmitting natural gas principally in six states.  NorAm is not a public utility holding company as defined in the Act.

     NorAm  will  participate  in  the  Latin  American  Projects through one  or more  wholly-owned subsidiaries  (the "Subsidiary

Corporations")  that will acquire a debt or equity interest in an entity  established to hold the interests of the parties involved in each of the Latin  American Projects (the "Project Entities").

NorAm's  interest  in the  Latin  American  Projects through  the

Subsidiary Corporations will not exceed 49% in any Latin American

Project.

     Should  the  proposed  investments take  place,  NorAm,  the

Subsidiary Corporations and the Project Entities would be holding

companies  under the  Act.   The Project  Entities and  the Latin

American  public  utility  companies  would  be  subsidiaries  of


                                APPLICATION FOR ORDER OF EXEMPTION
         - 19 -                   NorAm / Consolidated Application


holding companies under the Act.  Section 3(a) provides that  the

Commission:

     "shall exempt any holding company, and every subsidiary company thereof as such, from any provision or provisions of this chapter, unless and except insofar as it finds the exemption detrimental to the public interest or the interest of investors or consumers, if - . . . such holding company is not, and derives no material part of its income, directly or indirectly, from any one or more subsidiary companies which are, a company or companies the principal business of which within the United States is that of a public-utility company."

     Section 3(b) provides that the Commission:

     "shall exempt any subsidiary company, as such, of a holding company from any provision or provisions of this chapter the application of which to such subsidiary company the Commission finds is not necessary in the public interest or for the protection of investors, if such subsidiary company derives no material part of its income, directly or indirectly, from sources within the United States, and neither it nor any of its subsidiary companies is a public utility company operating in the United States."

NorAm states that neither the  Subsidiary Corporations nor any of

the  Project  Entities  will   derive  any  income,  directly  or

indirectly,  from  sources in  the  United States,  and  will not operate,  or have any  subsidiary operating, as  a public utility

company  in  the United  States.   NorAm  further states  that no

United States investor would  have a direct or  indirect material interest  in the  Latin American  Projects  by virtue  of NorAm's interest in  the Latin American  Projects, and that  the proposed investments will not  affect or impair  utility functions or  the financial condition  of NorAm.  Under  these circumstances, NorAm states that it is not necessary in the public interest or for the


                                APPLICATION FOR ORDER OF EXEMPTION
          - 20 -                  NorAm / Consolidated Application


protection  of   investors  to  subject  NorAm,   the  Subsidiary

Corporations  or the Project Entities to any of the provisions of the Act and therefore,  that NorAm is entitled to  an unqualified order of exemption pursuant to the Act.























                                APPLICATION FOR ORDER OF EXEMPTION
        - 21 -                    NorAm / Consolidated Application

                            Exhibit 2

                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549



                        February 13, 1996

VIA FACSIMILE

Karen J. Doswell, Esq.
Jones, Day, Reavis & Pogue
2300 Trammell Crow Center
20001 Ross Avenue
Dallas, Texas 75201

     Re:  NorAm Energy Corp.

Dear Ms. Doswell:

     On May 5, 1995, NorAm Energy Corporation (NorAm) filed with the U.S. Securities and Exchange Commission (Commission) an application under Section 3(b) of the Public Utility Holding Company Act of 1935 (Act) for an order of exemption in connection with its contemplated acquisition, for an aggregate investment of up to $75 million, of an interest in Gas Natural, S.A., a gas public utility company, shares of which were to be sold by the Colombian government pursuant to a privatization plan. On June 26, 1995, the Commission issued a public notice of the application. Holding Co. Act Release No. 26324, 60 Fed. Reg. 35,780. On August 1, 1995, the Commission issued an order of exemption to NorAm for that contemplated acquisition. Holding Co. Act Release No. 26345.

     On August  14, 1995, NorAm filed a  second application under
Section 3(b) of the Act for a second order of exemption in connection with its contemplated acquisition, for an aggregate investment of up to $150 million over the next five-year period, of (i) an interest in concessions granted by the government of Colombia to establish natural gas distribution services to areas in Colombia, (ii) an interest in concessions granted by the government of Mexico to establish natural gas distribution services in Mexico, and (iii) an interest in one or more Mexican natural gas distribution businesses. On November 24, 1995, the Commission issued a public notice of the application. Holding Co. Act Release No. 26415, International Series Release No. 888, 60 Fed. Reg. 58,702. No order of exemption has been issued.

     On  November 14, 1995, NorAm filed a third application under
Section 3(b) of the Act for a third order of exemption in connection with its contemplated acquisition, for an aggregate


                               APPLICATION FOR ORDER OF EXEMPTION
        - 22 -                   NorAm / Consolidated Application


Karen J. Doswell, Esq.
February 13, 1996
Page 2


investment of up to $75 million, of interests in various natural gas pipeline and distribution projects throughout Latin America.
No public notice of the application has been issued.

     The  second   and  third  applications  raise   issues,  the
resolution  of which  we  believe is  required  to proceed.    To
address these issues, we request that you revise the third application in several respects:

     1.   The  second  and  the   third  applications  should  be
          combined   into   a   new   single   application   (New
          Application)  and those    old  applications should  be
          formally withdrawn.

     2. The New Application should provide an updated status on the acquisition by NorAm of an interest in Gas Natural, S.A., which acquisition the Commission authorized in August 1995. Holding Co. Act Release No. 26345.

     3. The New Application should provide a legal analysis of each section and rule of the Act, with relevant precedent, relied upon for the requested transactions.

     4. The New Application should provide an estimate of the aggregate contemplated investment by NorAm in Columbia, Mexico, and Latin America, which estimate now appears to be $300 million.

     5. The New Application should provide an updated analysis, with financial information from the last quarter of 1995, that addresses the requirements of Rule 53 under the Act.

     We request that you provide the above-requested information prior to or on March 1, 1996. Should you decide not to proceed with either or both applications, we would appreciate your decision as soon as possible and a formal written withdrawal thereof.

     Please telephone Catherine A. Fisher (202-942-0560), Barbara
T. Heussler  (202-942-0561) or me (202-942-0551)  should you have questions on this request.  Thank you for your cooperation.

                                                  Sincerely yours,



                                                  James W. Moeller


                                APPLICATION FOR ORDER OF EXEMPTION
         - 23 -                   NorAm / Consolidated Application